UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  December 22, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 22 dated December 22, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

December 22, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 22, 2004
December 22, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC COMPLETES FINANCING

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that the private placement reported in the news release of December 8, 2004 has closed. A total of 830,000 Units of J-Pacific were issued at a price of $0.60 per Unit for total proceeds of $498,000. Each Unit consists of one common share, which will qualify as a flow-through share for purposes of the Income Tax Act (Canada), and one-half warrant, each full warrant entitling the holder to purchase one-half additional common share of J-Pacific at a price of $0.80 per share until December 22, 2005. J-Pacific paid a finder's fee of $37,350 along with warrants exercisable for a total amount of 83,000 common shares of J-Pacific at an exercise price of $0.80 per common share December 22, 2005.

The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until April 23, 2005, except as permitted by the Securities Act and the Rules made thereunder and the TSX Venture Exchange.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.